  CONTACT:
MEDIA: Shelley Maclean
 (613) 592-3400, ext. 2414 shelley.maclean@mdsinc.com

INVESTORS: Ana Raman
                                 (613) 595-4580  investor.relations@mdsinc.com

For Immediate Release:

MDS Nordion Signs New Contract with Lantheus Medical Imaging, Inc.
for the Supply of Molybdenum-99

OTTAWA, CANADA – July 8, 2010 – MDS Nordion, a leading provider of products and services to the global health science market, today announced it has signed a new contract with its primary customer, Lantheus Medical Imaging, Inc. for the supply of Molybdenum-99 (Mo-99).

Mo-99, and, more specifically the derivative medial isotope Technetium-99m, is utilized in approximately 80 percent of nuclear medical procedures worldwide. These noninvasive procedures are essential for accurately diagnosing and treating patients with conditions such as heart disease, cancer and neurological conditions.

“The continuous supply of medical isotopes to meet the needs of the global medical community and the patients it serves has always been an important priority for Nordion.  This contract with Lantheus further enables us to maintain that commitment,” said Steve West, Chief Executive Officer, MDS Inc. “Our depth of expertise in the industry, world-class logistical team and proven capability in the production of medical isotopes, provides Lantheus with a solid supply chain.”

Under the terms of the new agreement MDS Nordion will supply Mo-99 on a weekly basis to Lantheus Medical Imaging, Inc. This contract is in place until July 31, 2011 and will commence once Atomic Energy of Canada Limited’s (AECL) National Research Universal (NRU) reactor has returned to service which is anticipated to be the end of July, 2010.

 “Lantheus and MDS Nordion have a long history of working together and this contract further demonstrates our commitment to provide medical isotopes to the global nuclear medicine community,” said Don Kiepert, President and Chief Executive Officer, Lantheus Medical Imaging, Inc.  “MDS Nordion provides the capacity and scalability Lantheus requires so that doctors and their patients receive critical diagnostic scans and treatments when they need them.”

About MDS Inc.
MDS Inc. (TSX: MDS; NYSE: MDZ) is a global health science company that provides market-leading products and services used for the prevention, diagnosis and treatment of disease. We are a leading provider of innovative technologies for use in medical imaging and radiotherapeutics, and sterilization technologies benefiting the lives of millions of people in more than 65 countries around the world.  Our products and services are used daily by pharmaceutical and biotechnology companies, medical-device manufacturers, hospitals, clinics and research laboratories. MDS has more than 700 highly skilled people in five locations. Find out more at www.mdsnordion.com.

SOURCE: MDS